Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following letter was sent to participants in Central Pacific Bank's 401(k) Plan beginning on July 22, 2004.

July 21, 2004

Important Message to Central Pacific Bank 401(k)
Retirement Savings Plan ("Savings Plan") Participants

Dear Savings Plan Participant:

        Enclosed please find your proxy materials for the Special Meeting of Shareholders of Central Pacific Financial Corp. scheduled to be held on September 13, 2004. We ask that you please review these materials carefully, before casting your proxy.

        While the principal purpose of the Special Meeting is to approve the merger of Central Pacific Financial Corp. and CB Bancshares, Inc., you are also being asked to approve three additional proposals including proposals to amend the Company's Restated Articles of Incorporation to increase the number of shares of common stock authorized for issuance to 100,000,000 shares; approve the Company's 2004 Stock Compensation Plan; and approve the Company's 2004 Annual Executive Incentive Plan.

        After careful consideration, your Board of Directors is recommending a "FOR" vote on all proposed items. We believe that bringing the two banks together will be good for Hawaii and will create the best community bank for our customers, shareholders and employees. For shareholders, we believe the merger will create tremendous value by, among other things, adding bottom line growth in the first year. For employees, the larger, stronger and more competitive organization will create job opportunities for all of us.

        As a Savings Plan participant, you have the right to direct the Savings Plan Trustee, The Vanguard Group, to vote shares of Central Pacific common stock allocated to your account in accordance with your instructions. As part of your proxy materials your form of proxy is enclosed. Please be sure to mark the appropriate boxes, sign, date and promptly mail your card in the postage-paid envelope provided. If you have any questions, please call Human Resources at 544-0767.

        It's important to note that holders of at least 75% of our issued and outstanding common stock must vote "FOR" the merger agreement to move forward with completing our merger. Your vote can make the difference. Please be aware that if no direction is given to the Trustee by midnight on September 8, 2004, the Trustee will vote your shares held in the Savings Plan in the same proportion as votes received from other Savings Plan participants. To reiterate, your vote is important and we ask for your support.

        As we are excited about the future of the combined companies, we fully recognize your efforts and dedication over the years and we would like to once again thank you for your hard work and commitment.

        Warmest Mahalo,

        Clint Arnoldus

—IMPORTANT—
Please vote by returning your proxy to the Plan's Trustee as soon as possible using the postage-paid envelope provided. Telephone and Internet voting also are available. Please refer to the enclosed voting authorization form for instructions.

Important Legal Information

        This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

        Central Pacific Financial Corp. ("CPF") has filed an amended registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.